Exhibit (h)(iii)

AMENDMENT TO

MASTER SERVICES AGREEMENT

This Amendment (the “Amendment”), dated as of October 18, 2006, amends the Master Services Agreement dated as of October 18, 2006 (as amended to date, the “Agreement”) between Capital One Funds (the “Company”), and BISYS Fund Services Ohio, Inc. (“BISYS”). This Amendment will become effective as of the date that the Funds, as defined below, are converted to BISYS’ service platform, which date is expected to be November 11, 2006 unless otherwise mutually agreed by the parties.

WHEREAS, pursuant to the Agreement, BISYS provides certain services for certain series of the Company (the “Funds”);

WHEREAS, the Company has requested that BISYS provide certain additional services to the Company for the benefit of the Company’s Board of Trustees (the “Board”), via the BISYS service currently known as BoardAssist™;

WHEREAS, BISYS has agreed to provide such services on the terms and conditions set forth below;

NOW THEREFORE, BISYS and the Company, in exchange for good and valuable consideration, the receipt and sufficiency of which is acknowledged by the parties, agree as follows:

1.	Services.

Pursuant to the Agreement, BISYS will provide the following services (the “BoardAssist Services”) to the Company for the benefit of the Board:

(a) Any one of the following four seminar modules, as selected by the Board, to be provided free of charge:

•	Directors’ Guide for Mutual Fund Service Providers

•	Directors’ Guide to Portfolio Compliance

•	Directors’ Overview of Mutual Fund Advertising

•	Overview of The Investment Company Act of 1940 for Directors

(b) Any or all of the following seminar modules, as selected by the Board from time to time, in consideration of the fees set forth below:

•	Top 10 Issues Boards are Talking About (or Should Be)

•	Director’s Guide to Mutual Fund Fees and Expenses

•	Director’s Update on SEC Enforcement Actions

•	Director’s Guide to Mutual Fund Service Providers

•	Director’ Practical Guide to Portfolio Compliance

•	Director’s Guide to Mutual Fund Advertising

•	Industry Trends in Product Manufacturing and Distribution

Each of the foregoing modules will be delivered to the Board in-person by a BISYS instructor. Each module includes an interactive presentation, a user’s guide, a study guide and a self-assessment examination. Up to 10 sets of materials will be provided with each module at no extra charge.

2.	Fees and Expenses.

In consideration of the Board Assist Services set forth in Section 1(b) above, the Company will pay BISYS $20,000 per module selected by the Board. In addition, the Company will reimburse BISYS for its out-of-pocket travel and entertainment expenses incurred in providing the Board Assist Services.

3.	Miscellaneous.

(a) Capitalized terms used but not defined in this Amendment have the respective meanings ascribed to them in the Agreement.

(b) This Amendment supersedes all prior negotiations, understandings and agreements with respect to the subject matter covered in this Amendment, whether written or oral.

(c) Except as expressly set forth in this Amendment, the Agreement remains unchanged and in full force and effect.

(d) This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

IN WITNESS WHEREOF, a duly authorized officer of each party has signed this Amendment as of the date set forth above.

Capital One Funds

By:	/s/ Donald P. Lee
Name:	Donald P. Lee
Title:	Chief Compliance Officer

BISYS Fund Services Ohio, Inc.

By:	/s/ Fred Naddaff
Name:	Fred Naddaff
Title:	President

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